

November 9, 2006

<u>Via Facsimile (269) 382-0244 and U.S. Mail</u>
Phillip D. Torrence, Esq.
Miller, Canfield, Paddock and Stone, P.L.C.
444 West Michigan Avenue
(269) 383-5804

RE: Capitol Bancorp Limited
        Form S-4 filed October 10, 2006, as amended, November 7, 2006
        File No.333-137910

Dear Mr. Torrence:

        We have the following comments on the above-referenced filing:

<u>Exchange Offer</u>

1.   We note your amendment and response to prior comment four. Throughout your
        disclosure, eliminate the phrase that the summaries are "qualified by its entirety." The
        qualification suggests that these summaries may not be materially complete. Such
        limitation is used on pages 9, 22, 43, 46 and 47.

2.   We note your response to prior comment five. Please advise us where the toll-free
        number in the summary is located so that security holders may call through the entire
        period of the offer to determine the consideration to be received in the offer. Please be
        certain to highlight this information.

                                        *   *   *

        As appropriate, please amend your filing in response to these comments. You may wish
to provide us with marked copies of the amendment, if required, to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please file your response letter on EDGAR. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments. If the
information you provide in response to our comments materially changes the information that
you have already provided to security holders, disseminate the revised materials in a manner
reasonably calculated to inform them of the new information.

Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions